                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 3)(1)


                          DATATRAK INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON SHARES
                         (Title of Class of Securities)


                                   238134 10 0
                                 (CUSIP Number)

                                DECEMBER 31, 2002
             (Date of Event Which Requires Filing of this Statement)
                                    ---------


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[X]    Rule 13d-1(d)

--------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  238 134 10 0                  13G                   PAGE 2 OF 6 PAGES


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Jeffrey A. Green

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]
         N/A

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

        NUMBER OF           5.     SOLE VOTING POWER

          SHARES                   360,993 (1)

       BENEFICIALLY         6.     SHARED VOTING POWER

         OWNED BY                  0

           EACH             7.     SOLE DISPOSITIVE POWER

        REPORTING                  360,993 (1)

       PERSON WITH          8.     SHARED DISPOSITIVE POWER

                                   0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         360,993 (1)

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [X]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.9%

12.      TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).  NAME OF ISSUER:

                DATATRAK International, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                6150 Parkland Boulevard, Mayfield Heights, OH  44124


ITEM 2(a).  NAME OF PERSON FILING:

                Jeffrey A. Green


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                Jeffrey A. Green, 6150 Parkland Boulevard, Mayfield Heights, OH 44124


ITEM 2(c).  CITIZENSHIP:

                United States


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                Common Shares


ITEM 2(e)   CUSIP NUMBER:

                238134 10 0


ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]    Broker or dealer registered under Section 15 of the Exchange
                   Act;

      (b)   [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act;

      (c)   [ ]    Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;

      (d)   [ ]    Investment company registered under Section 8 of the
                   Investment Company Act;

      (e)   [ ]    An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

      (f)   [ ]    An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F);

      (g)   [ ]    A parent holding company or control person in accordance
                   with Rule 13d-1(b)(ii)(G);

      (h)   [ ]    A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

      (i)   [ ]    A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act;

      (j)   [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

ITEM 4.     OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

                360,993 (1)

      (b)   Percent of class:

                6.9%

      (c)   Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote     360,993 (1)

            (ii)   Shared power to vote or to direct the vote         0

            (iii)  Sole power to dispose or to direct the disposition of
                                                                360,993 (1)

            (iv)   Shared power to dispose or to direct the disposition of     0

                  Instruction. For computations regarding securities which
            represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

            (1) Includes 95,000 Common Shares issuable upon the exercise of options. Also includes 7,269 Common Shares owned through the Issuer's 401(k) Plan. Also includes 73,969 Common Shares held by Mr. Green's spouse, which Shares were not included in previous filings by Mr. Green on this form. Mr. Green disclaims beneficial ownership of these 73,969 Common Shares.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.    CERTIFICATION.

         N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              January 31, 2003
                                              ----------------------------------
                                                            (Date)


                                              /s/ Jeffrey A. Green
                                              ----------------------------------
                                                          (Signature)


                                                  Jeffrey A. Green
                                              ----------------------------------
                                                         (Name/Title)